

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2022

Thomas Donohue
Executive Vice President and Chief Financial Officer
Barnes & Noble Education, Inc.
120 Mountain View Blvd
Basking Ridge, NJ 07920

>   **Re: Barnes & Noble Education, Inc.**
>   **Form 10-K for the Fiscal Year Ended May 1, 2021**
>   **Filed June 30, 2021**
>   **File No. 001-37499**

Dear Mr. Donohue:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Trade & Services